

December 13, 2010

John Bordynuik
Director and Chairman of the Board;
 President and Chief Executive Officer
JBI, Inc.
1783 Allanport Rd.
Thorold, Ontario
Canada

>   **Re: JBI, Inc.**
>   **Form 10-K for the Year Ended December 31, 2009**
>   **Filed March 31, 2010**
>   **Amendment No. 1 to Form 10-Q for the Period Ended September 30, 2009,**
>   **Amendment No. 1 to Form 10-K for the Period Ended December 31, 2009**
>   **File No. 000-52444**

Dear Mr. Bordynuik:

We have reviewed your letter dated November 29, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Form 10-Q for the Quarterly Period Ended September 30, 2009

1.   Refer to our prior comment 1. We note that the financial information presented in your comparative balance sheet for the period ended December 31, <u>2008</u> and in your comparative consolidated statements of operations and statements of cash flows for the periods ended September 30, <u>2008</u> have also been revised from that presented in your September 30, 2009 Form 10-Q filed November 16, 2009. Please explain to us why you did not label the referenced columns "restated" and include all disclosures required under paragraphs 7 – 10 of FASB ASC 250-10-50 after the correction of the errors in your comparative financial statements.   In a related matter, tell us where this filing discloses the per share impact of the error corrections on your September 30, 2009 interim periods.

Amendment No. 1 to Form 10-K for the Year Ended December 31, 2009

2.   Refer to our prior comments 13, 14 and 15. As you indicated, please file an amendment to Form 10-K for the year ended December 31, 2009 by December 15, 2010 to address our prior comments 13, 14 and 15. We may have additional comments upon our review of the amended filing.

3.   We will continue our review of your responses to comments 2, 3, 4, 5, 6, 7, 8, 9 and 16 after you have filed your Form 10-K/A for the fiscal year ended December 31, 2009.

Item 8. Financial Statements and Supplementary Data, page 22

Report of Independent Registered Public Accounting Firm, page 24

4.   As you responded to our prior comment 10, please file an amended Form 10-K for the year ended December 31, 2009 by December 15, 2010 that includes financial statements for the year ended December 31, 2008 audited by a PCAOB registered auditing firm. We will review the amendment to your Form 10-K when filed.

Note 1 – Organization, page 29

5.   As you responded to our prior comment 12, please amend the Form 8-K dated September 30, 2009 to include audited historical financial statements for the two most recent fiscal years for each of Javaco and Pak-It in accordance with Rule 8-04 of Regulation S-X. In addition, include all required pro forma financial statements in the requested Form 8-K. We may have additional comment upon our review of the amended Form 8-K.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        You may contact Andri Boerman at (202) 551-3645 or Jay Webb at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or Tim Buchmiller, Senior Attorney, at (202) 551-3635 with any other questions.

                                        Sincerely,

                                            "for"
                                        Jeff Jaramillo
                                        Accounting Branch Chief